UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34415

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SRT SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

514 Round Hill Road
(No. and Street)

Greenwich,	CT	06831
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Fruchter	(212)207-3470	mfruchter@srtsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

APRIO, LLP
(Name – if individual, state last, first, and middle name)

7 PENN PLAZA, STE 210	NEW YORK	NY	10001
(Address)	(City)	(State)	(Zip Code)

11/25/2003	926
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___MICHAEL FRUCHTER___ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____SRT SECURITIES LLC_____ , as of ___DECEMBER 31___ , 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Ilene Licht
Notary Public, State of New York
No. 01LI6137473
Qualified in Richmond County
Commission Expires Nov. 28, 2025

Notary Public

Signature: _____

Title: CFO _____

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SRT SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

Filed as PUBLIC information pursuant to Rule 17a-5(e)(d) under the Securities Exchange Act of 1934.

SRT SECURITIES LLC

TABLE OF CONTENTS

Aprio

Advisory   Assurance   Tax   Private Client

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
SRT Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SRT Securities, LLC, the "Company", as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of SRT Securities, LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Aprio, LLP

We have served as SRT Securities, LLC's auditor since 2020.

New York, New York

March 30, 2022

SRT SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Assets:

Cash and cash equivalents	$ 2,128,666
Receivable from clearing organizations	884,756
Floor brokerage receivables, net	718,572
Other commission receivables	680,324
Right-of-Use Asset	471,394
Property and equipment (net of accumulated depreciation and amortization of $1,091,266)	49,464
Deferred income tax assets	19,231
Other receivables	580,157
Restricted cash	52,473
Other assets	36,453
Total assets	$ 5,621,490

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable	$ 1,157,485
Accrued compensation	997,749
Lease Liability	508,685
Other Liabilities	11,941
Total liabilities	2,675,860

Commitments and Contingencies

Member's equity	2,945,630
Total liabilities and member's equity	$ 5,621,490

See accompanying notes to the financial statements.

NOTE 1 -   <u>**ORGANIZATION**</u>

SRT Securities LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), NYSE Alternext US LLC (a/k/a NYSE Amex Options - formerly the American Stock Exchange), the Cboe Exchange, Incorporated, NYSE Arca, Inc., the BOX Exchange LLC, C2, and the National Futures Association. In April 2019, the Company changed its name from Israel A. Englander & Co., LLC. The Company provides floor and off-floor brokerage execution services to qualified institutional investors.

The Company, for the entirety of the year ended December 31, 2021, operated and continues to operate, without exception, under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

NOTE 2 -   <u>**SIGNIFICANT ACCOUNTING POLICIES**</u>

<u>**Basis of presentation**</u>
The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of the Company's financial condition. References to accounting principles generally accepted in the United States of America ("GAAP") in these notes are to the FASB Accounting Standards Codification™, sometimes referred to as the "Codification" or "ASC".

<u>**Use of estimates**</u>
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

<u>**Cash and cash equivalents**</u>
The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale

in the ordinary course of business.

Property and equipment
Property, equipment, and software are stated at cost less accumulated depreciation and amortization. The Company depreciates computers, other equipment, furniture and fixtures using the straight-line method over the estimated useful life of the asset. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the remaining term of the lease. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Estimated useful lives of property and equipment are as follows:

Art	Indefinite
Software	3-4 years
Computer and other equipment	3-5 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of useful life or lease term

Revenue Recognition
The Company recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The guidance requires an entity to follow a five-step model to (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company bought and sold securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation was satisfied on the trade date because that was when the underlying financial instrument or purchaser was identified, the pricing was agreed upon and the risks and rewards of ownership were transferred to/from the customer.

Commissions and related clearing expenses

Commissions and related brokerage and clearing expenses are recorded on a trade-date basis. The Company recognizes income from its various membership exchanges for Maker/Taker rebates and the Payment for Order Flow.

Compensated absences

Employees of the Company are entitled to paid vacation, paid sick days, and personal days off, depending on job classification, length of service, and other factors. The Company does not pay employees for unused vacation, sick days, or days off. As such, there is no associated liability in the accompanying financial statements.

Income taxes

The Company is a disregarded entity, for tax purposes, and therefore is included as part of the tax returns filed by SRT Securities Inc. (the "Parent"). The Parent is exempt from federal and most state income taxes. The Company calculates state and local income taxes as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Leases

The Company recognizes and measures its leases in accordance with ASC 842, Leases. The Company is a lessee in various non-cancellable operating lease for office space and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) assets at the commencement date of each lease. The lease liability is initially and subsequently recognized based on the present value of the contract's future lease payments. Variable payments are included in the future lease payments when those payments depend on an index or a rate. The discount rate is the implicit rate, if it is readily determinable, or the Company's incremental borrowing rate. The implicit rate of the Company's lease is not readily determinable and accordingly, the Company used its incremental borrowing rate based on information available at each commencement date. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a consolidated basis to borrow an amount equal to the lease payments under similar terms in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amounts of the remeasured lease liability (i.e. present value of the remaining lease payments),

plus unamortized initial direct costs plus (minus) any prepaid (accrued) lease payments, less the amortized balance of lease incentives received, and any impairment recognized. Lease cost for the lease payments is recognized on a straight-line basis over the lease term. Lastly, in computing the Company's net capital, the Company adds back the ROU assets to the extent of the associated lease liability, in accordance with the SEC Division of Trading and Markets' no-action relief dated October 2018.

The Company recognizes the cost of short-term leases (duration of 12 months or less) in the statement of income on a straight-line basis over the term of the lease.

Subsequent events
The Company has performed an evaluation of events that have occurred subsequent to December 31, 2021, and through March 30, 2022 the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2021.

NOTE 3 - **RECEIVABLE FROM CLEARING ORGANIZATIONS**

Receivable from clearing organizations represents cash held at Merrill Lynch Professional Clearing Corp., RBC Capital Markets LLC, and Vision Financial Markets LLC at December 31, 2021.

NOTE 4 - **FLOOR BROKERAGE RECEIVABLES, NET**

Floor brokerage receivables, net, represent amounts receivable by the Company from various financial institutions for floor brokerage execution services. These amounts are shown on the statement of financial condition, net of an allowance for doubtful accounts of $9,087. On a periodic basis, management evaluates its receivables and determines whether to provide an allowance or if any accounts should be written off based on a past history of write-offs, collections, and current credit conditions.

NOTE 5 -   **PROPERTY AND EQUIPMENT**

Property and equipment is summarized as follows:

Art	$ 49,464
Software	154,244
Computer and other equipment	130,613
Furniture and fixtures	80,217
Leasehold improvements	726,192
	1,140,730
Less accumulated depreciation and amortization	(1,091,266)
	$ 49,464

NOTE 6 -   **NET CAPITAL REQUIREMENT**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the alternative method permitted by the Rule which requires, among other things, that the Company maintain minimum net capital, as defined, at $250,000. At December 31, 2021, the Company had net capital of $1,437,464, which exceeded its requirement by $1,187,464.

Certain advances, dividend payments and other equity withdrawals are restricted by the provisions of the rules of the Securities and Exchange Commission.

Under the clearing arrangements with the clearing broker, the Company is required to maintain certain minimum levels of capital and comply with other financial ratio requirements. At December 31, 2021 the Company was in compliance with all such requirements.

NOTE 7 -   **INCOME TAXES**

As previously noted, the Company is a wholly-owned subsidiary of SRT Securities Inc. (an S-Corporation). The entities are not subject to federal taxation. State and local income taxes are calculated as if the companies filed on a separate return basis.

The expense for state income taxes for the year ended December 31, 2021 is as

follows:

Current income tax expense	$ 15,034
Deferred income tax expense	8,480
	$ 23,514

Temporary differences giving rise to the deferred tax asset consist primarily of the allowance for doubtful accounts and depreciation. There was no valuation allowance for the year ended December 31, 2021.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2021, management has determined that there are no uncertain tax positions. The Company is not subject to examination by U.S. federal, state and local tax authorities for tax years before 2018.

NOTE 8 -   **CONCENTRATION OF CREDIT RISK**

The Company clears its securities transactions through major financial services firms. In addition, the Company provides execution services for various major financial institutions. These activities may expose the Company to off-balance-sheet risk in the event that the institution is unable to fulfill its obligation and the Company has to purchase or sell the securities at a loss.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. From time to time, the Company's cash balance exceeds such limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of floor brokerage and clearing organization receivables. The amount of credit risk related to floor brokerage receivables is limited due to the large number of customers comprising the Company's customer base. The Company has cash on deposit with several clearing organizations. The amount of credit risk associated with the clearing

organization receivables is $884,756 and is reflected in the statement of financial condition.

NOTE 9 -   **COMMITMENTS, CONTINGENCIES AND GUARANTEES**

In accordance with FASB ASC 450, Accounting for Contingencies, the Company's policy regarding legal and other contingencies is to accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company is a party to various litigation matters and claims, which are normal in the course of business, and while the results of the litigation and claims cannot be predicted with certainty, management believes, based on the advice of counsel, that the final outcome of such matters will not have a materially adverse effect on its position.

Operating Leases
The Company has operating leases for office space in New York and Florida under agreements extending through May 2024 and July 2022, respectively. Pursuant to ASC 842, the present value of the future minimum lease payments is recorded as a right to use asset and related lease liability.

Undiscounted minimum annual rentals are as follows:

Year ending December 31,	Amount
2022	$ 227,432
2023	234,412
2024	88,995
2025	-
2026	-
thereafter	-
	$ 550,839
Total undiscounted lease payments	$ 550,839
Less: Imputed interest	(42,154)
Total lease liability	$ 508,685
Lease cost for the year ended 12/31/2021	$ 220,452
Weighted average remaining lease term in months	29.00
Weighted average discount rate	6.5%

SRT SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Subleases

The Company subleases its lease on office space in New York under an agreement extending through May 2024.

Future income under noncancelable subleases are as follows:

Year ending December 31,	Amount
2022	$ 185,884
2023	191,461
2024	81,456
2025	-
2026	-
thereafter	-
	$ 458,801

COVID-19

The Company's ongoing profitability may experience instability and estimates included in the financial statements may change due to current political and economic conditions as a result of public health concerns related to the novel coronavirus, or COVID-19. The duration and intensity of these impacts and resulting disruption to which these events affect the Company's business will depend on future developments, which are highly uncertain and cannot be predicted at this time.

INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. Such contracts may contain a variety of representations and warranties that provide general indemnifications and guarantees against specified potential losses in connection with their activities as an agent of, or providing services to, the Company. The Company's maximum exposure under these agreements is unknown, as this may involve future claims that could be made against the Company and have not yet occurred. The Company expects the risk of any future obligation under these arrangements to be remote and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 10 - **OTHER INCOME**

Paycheck Protection Program

On April 20, 2020 ("effective date"), the Company signed a Paycheck Protection Program Term Note ("Note 1") in the amount of $452,937. The Note contained provisions for the forgiveness of the facility, subject to program requirements outlined in Section 1106 of the Coronavirus Aid, Relief, and Economic Security Act. The Company applied for Note forgiveness and received approval by the Small Business Administration on April 3, 2021. On April 2, 2021 ("effective date"), the Company signed a Second Draw Paycheck Protection Program Term Note ("Note 2") in the amount of $510,250. The Note contained provisions for the forgiveness of the facility, subject to program requirements outlined in Section 1106 of the Coronavirus Aid, Relief, and Economic Security Act. The Company applied for Note forgiveness and received approval by the Small Business Administration on November 13, 2021.

Employee Retention Credit

The Taxpayer Certainty and Disaster Tax Relief Act of 2020, enacted December 27, 2020, made a number of changes to the employee retention tax credits previously made available under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), including modifying and extending the Employee Retention Credit (ERC), for six months through June 30, 2021. Several of the changes apply only to 2021, while others apply to both 2020 and 2021.

As a result of the new legislation, eligible employers can now claim a refundable tax credit against the employer share of Social Security tax equal to 70% of the qualified wages they pay to employees after December 31, 2020, through June 30, 2021. Qualified wages are limited to $10,000 per employee per calendar quarter in 2021. Thus, the maximum ERC amount available is $7,000 per employee per calendar quarter, for a total of $14,000 in 2021. Based on the number of eligible employees, the Company has accrued ERC credits for tax years 2020 and 2021 totaling $775,779, of which $580,157 is still receivable at December 31, 2021 and included in other receivables in the accompanying statement of financial condition. The Company believes that the Internal Revenue Service (IRS) will approve these credits.

Other Income

In July 2021, two of the Company's clearing firms exited the clearing services portion of its business. As a result, the Company's remaining balances due to clearing firms were forgiven.